UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

REVA, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

76132R101

(CUSIP Number)

Kit Chambers

3001 Knox Street

Suite 403

Dallas, Texas  75205

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blue Ocean Technologies, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 27,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.4%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This statement relates to the common stock, $0.01 par value per share (“Common Stock”) of Reva, Inc. (the “Issuer”).  The principal executive offices of the Issuer are presently located at 2705 Canton Street, Dallas, Texas 75226.

Item 2.	Identity and Background

This statement is filed by Blue Ocean Technologies, L.L.C. (“BOT”),  a Texas limited liability company. The principal business of BOT is wireless communication technology to support deep-sea exploration and recovery.  The address of its principal office is 3001 Knox Street, Suite 403, Dallas, Texas 75205.

During the last five years, BOT has not been convicted in a criminal proceeding.

During the last five years, BOT has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

BOT is a 100% wholly owned subsidiary of Ocean Resources, Inc. (“OCRI”), a Delaware corporation. The principal business of OCRI is deep-sea exploration and recovery. The address of its principal office is 3001 Knox Street, Suite 403, Dallas, Texas 75205.

During the last five years, OCRI has not been convicted in a criminal proceeding.

During the last five years, OCRI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of June 30, 2004, the date of the event requiring the filing of this statement, 27,000,000 shares of common stock of the Issuer were issued to BOT in consideration of the acquisition  of all of the outstanding shares of common stock of  Blue Ocean Wireless, Inc. (“BOW”), a wholly owned subsidiary  of BOT. The acquisition of BOW will provide the Issuer with an additional customer base, wireless communication technology and management expertise.

Item 4.	Purpose of Transaction

All securities of the Issuer owned by BOT were acquired in connection with the acquisition of BOW. Although BOT has no firm plans or proposals at this time, it is anticipated that BOT will use its ownership position to positively impact the management and operations of the Issuer.

3

Item 5.	Interest in Securities of the Issuer
(a)

As of June 30, 2004, the date of the event requiring the filing of this statement, BOT owned 27,000,000 shares of common stock of the Issuer, representing approximately 31.4% of the issued and outstanding shares of common stock of the Issuer.

	(b)	BOT has sole power to vote 27,000,000 of the shares of common stock of the Issuer. BOT has sole power to dispose of 27,000,000 of the shares of common stock of the Issuer.
	(c)	During the sixty days prior to June 30, 2004, the date of the event requiring the filing of this statement, BOT acquired no shares of common stock of the Issuer in open market transactions.
	(d)	Not applicable.
	(e)	Not applicable.
***
	(a)	As of June 30, 2004, the date of the event requiring the filing of this statement, OCRI owned no shares of common stock of the Issuer.
	(b)	Not applicable.
	(c)	Not applicable.
	(d)	Not applicable.
	(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7.	Material to Be Filed as Exhibits

7.1 Securities Purchase Agreement dated as of June 30, 2004, by and among Reva, Inc., a Colorado corporation, Blue Ocean Technologies, LLC, a Texas limited liability company, and OutBack Management Services, L.L.C., a Texas limited liability company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 23, 2004
Date
/s/ Kit Chambers
Signature
Kit Chambers President, Blue Ocean Technologies, LLC
Name/Title